Exhibit 99.1

Alibaba Group Announces Pricing of Offering of
US$7.0 Billion of Senior Unsecured Notes

Hangzhou, China, November 30, 2017 – Alibaba Group Holding Limited (“Alibaba”) (NYSE: BABA) today announced the pricing of an underwritten registered public offering of US$7.0 billion aggregate principal amount of senior unsecured notes, consisting of:

US$700,000,000 2.800% notes due 2023 at an issue price per note of 99.853%;

US$2,550,000,000 3.400% notes due 2027 at an issue price per note of 99.396%;

US$1,000,000,000 4.000% notes due 2037 at an issue price per note of 99.863%;

US$1,750,000,000 4.200% notes due 2047 at an issue price per note of 99.831%; and

US$1,000,000,000 4.400% notes due 2057 at an issue price per note of 99.813% (collectively, the “notes”).

The offering is expected to close on December 6, 2017, subject to customary closing conditions.

Alibaba plans to use the net proceeds for general corporate purposes.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities nor will there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction. An automatic shelf registration statement (including a prospectus) relating to the offering of debt securities was filed with the SEC on November 24, 2017 and became effective upon filing. The offering of the notes will be made only by means of a prospectus included in that registration statement, the preliminary prospectus supplement and the final prospectus, when available.

This press release contains information about the pending offering of the notes, and there can be no assurance that the offering will be completed.

This press release may contain statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Words such as “propose,” “plan,” “expect” and similar expressions are intended to identify forward-looking statements. Investors are cautioned that any such forward-looking statements, including statements relating to the timing and completion of the Company’s proposed offering, are not guarantees of future performance or results or the completion of any offering on any announced terms, or at all, and involve risks and uncertainties, and that actual results, developments or timing of events may differ materially from those in the forward-looking statements as a result of various factors, including financial community and rating agency perceptions of the company and its business, operations, financial condition and the industries in which it operates, market conditions, the satisfaction of customary closing conditions related to the proposed offering and the factors described in the company’s filings with the Securities and Exchange Commission, including the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained therein. The company disclaims any obligation to update any forward-looking statements contained herein, except as required under applicable law.

About Alibaba Group

Alibaba Group’s mission is to make it easy to do business anywhere. The company aims to build the future infrastructure of commerce. It envisions that its customers will meet, work and live at Alibaba, and that it will be a company that lasts at least 102 years.

Media Contacts

APAC:

Cathy Yan

Alibaba Group

+852 9012 5806

cathy.yan@alibaba-inc.com

Americas:

Brion Tingler

Alibaba Group

+1 917 528 1992

brion.tingler@alibaba-inc.com

EMEA:

Maja Hauke

Alibaba Group

+44 (0) 20 7 3958330

maja.hauke@alibaba-inc.com